EXHIBIT 99.4
ENTERRA ENERGY TRUST
Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles
As at June 30, 2005 and for the three and six months ended June 30, 2005 and 2004
(unaudited)
(Tabular amounts in thousands of Canadian dollars, except per Trust Unit amounts)

Differences between Generally Accepted Accounting Principles in Canada and the United States of America
The Trust’s interim consolidated financial statements have been prepared in Canadian Dollars and in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which differ in some respects from those in the United States of America (“U.S. GAAP”). Any differences in accounting principles as they pertain to the consolidated financial statements as at June 30, 2005 and for the three months and six months ended June 30, 2005 and 2004 were insignificant except as described below:
(a)     Property, plant and equipment
Under Canadian GAAP, the Trust performs an impairment test that limits the capitalized costs of its oil and natural gas assets to the discounted estimated future net revenue from proved and probable oil and natural gas reserves using forecast prices plus the costs of unproved properties less impairment. The discount rate used is a risk free interest rate.
Under U.S. GAAP, the full cost method of accounting for oil and natural gas activities requires the Trust to perform an impairment test using after-tax future net revenue from proved oil and natural gas reserves discounted at 10%. The prices and costs used under the U.S. GAAP ceiling test are those in effect at the period end. Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion will differ in the year and subsequent years.
There were ceiling test impairments recognized under U.S. GAAP at December 31, 2004 and 2001. No impairment existed at June 30, 2005. At December 31, 2004 the Trust recognized a U.S. GAAP ceiling test write-down of $10.0 million ($6.3 million after tax) and at December 31, 2001 a write-down of $28.7 million ($17.5 million after tax).
Under Canadian GAAP, pursuant to EIC 151, property, plant and equipment increased as a result of the conversion of exchangeable shares into trust units (see note f). Exchangeable shares are classified as mezzanine equity under U.S. GAAP, therefore this increase in property, plant and equipment is not recorded under U.S. GAAP. This results in a reduction in the amount recorded for depletion expense during the periods presented.
As a result of the 2001 and 2004 write-downs under U.S GAAP and the increase in property, plant and equipment pursuant to EIC 151 for Canadian GAAP, the depletion expense for the three and six months ended June 30, 2005 was lower by $0.6 million ($0.4 million after tax) and $1.8 million ($1.1 million after tax), respectively, for U.S. GAAP compared with Canadian GAAP. For the three and six months ended June 30, 2004 depletion expense was lower by $0.5 million ($0.3 million after tax) and $1.0 million ($0.6 million after tax, respectively.

(b)     Financial instruments
Prior to the Trust adopting AcG-13 in 2004 for Canadian GAAP purposes, a difference existed in that under U.S. GAAP, SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” requires that all derivative instruments be recorded on the consolidated balance sheet as either an asset or liability measured at fair value, and requires that changes in fair value be recognized in income unless specific hedge accounting criteria are met. Hedge accounting requires that an entity formally document, designate and assess the effectiveness of derivative instruments before it can use this accounting treatment.
Effective January 1, 2004, the Trust adopted Canadian standards with respect to financial instruments which are similar to SFAS 133. Upon adoption of the Canadian standards the fair value of the Trust’s financial instruments was recorded on the balance sheet at January 1, 2004 with a corresponding deferred charge, which was fully amortized in 2004 being the term of the contracts. The $0.5 million ($0.3 million after tax) and the $1.0 million ($0.6 million after tax) amortization of the deferred charge recorded in the three and six months ended June 30, 2004, respectively, under Canadian GAAP has been reversed as this amount was recognized in 2003 under U.S. GAAP.
The Trust may enter into commodity contracts to minimize its exposure to fluctuations in commodity prices relating to its future sales of crude oil. While such contracts meet the criteria of SFAS 133 as derivatives they are eligible for the normal purchase and sale exception under SFAS 138, “Accounting for Certain Derivative Instrument and Certain Hedging Activities — An Amendment of SFAS 133”. Contracts that meet the criteria for exception are not recognized on the balance sheet as either an asset or liability measured at fair value.
(c)     Earnings
Under U.S. GAAP, interest and amortization of deferred financing charges would be presented in the non-operating section of the statement of earnings.
(d)     Comprehensive Income
There are no items that would be part of Comprehensive Income other than net earnings.

(e)     Unitholder’s Mezzanine equity
Under Canadian GAAP, the Trust Units are considered to be permanent equity and are presented as Unitholders’ capital. A U.S. GAAP difference exists due to the redemption feature attached to each trust unit. The Trust Units are redeemable at the option of the holder based on the lesser of 90% of the average market trading price of the trust units for the 10 trading days after the date of redemption or the closing market price of the trust units on the date of redemption. Trust units can be redeemed to a cash limit of $100,000 per year or a greater limit at the discretion of the Trust. Redemptions in excess of the cash limit shall be satisfied first by the issuance of Series A Notes by a subsidiary of the Trust and second by issuance of promissory notes by the Trust.
The Trust has concluded that the redemption feature causes the Trust Units to be classified as Mezzanine equity under U.S. GAAP. Accordingly, the Trust has reclassified its Unitholders’ capital and Non-controlling interest as Mezzanine equity to meet U.S. GAAP requirements. Mezzanine equity is valued at an amount equal to the redemption value of the trust units at the balance sheet date. Included in the redemption value of the trust units is the redemption value of the exchangeable shares as if all exchangeable shares had previously been converted into trust units. Prior year comparative balances have been restated to conform to this presentation. Any increase or decrease in the redemption value during a period is charged to accumulated earnings and reflected in the calculation of net earnings per trust unit.
As at June 30, 2005, Unitholders’ capital was reduced by $159.3 million and Non-controlling interest was reduced by $17.7 million (December 2004 — $132.2 million and $3.3 million), respectively and the redemption value of the trust units and exchangeable units of $778.9 million (December 31, 2004 — $529.8 million) was recorded as Mezzanine equity. The increase in the redemption value of the trust units and exchangeable units for the three and six months ended June 30, 2005 of $129.1 million (June 30, 2004 — ($33.5 million)), and $208.2 million (June 30, 2004 — $77.3 million), respectively, was recorded as a reduction in accumulated earnings.
(f)     Exchangeable Securities Issued by Subsidiaries of Income Trusts pursuant to EIC-151
On January 19, 2005, the CICA issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts” that states that equity interests held by third parties in subsidiaries of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. EIC-151 requires that the shares be nontransferable to be classified as equity. The Trust’s exchangeable shares are transferable and, in accordance with EIC-151, have been reclassified to non-controlling interest on the Canadian GAAP consolidated balance sheets.
Since a portion of Enterra’s exchangeable shares were not initially recorded at fair value, subsequent exchanges for Trust Units are measured at the fair value of the Trust Units issued. The excess amounts are allocated to property, plant and equipment and to goodwill. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust’s consolidated statements of earnings and accumulated earnings. Prior periods have been retroactively restated.
This new standard for Canadian GAAP creates several differences with U.S. GAAP. The balance sheets for Canadian GAAP changed following the adoption of this standard. As at June 30, 2005, property, plant and equipment increased by $1.5 million (December 31, 2004 — $1.5 million), goodwill increased by $19.6 million (December 31, 2004 — $19.3 million), future income tax liability increased by $0.6 million (December 31, 2004 — $0.6 million), unitholder capital increased by $20.9 million (December 31, 2004 — $20.6 million), accumulated earnings decreased by $0.6 million (December 31, 2004 — $0.4 million). For the six months ended June 30, 2005, the Trust reduced net earnings for Canadian GAAP by $0.2 million (2004 — $0.2 million) reflecting the non-controlling interest in the net earnings of the Trust. In addition, depletion expense under Canadian GAAP is higher as a result of the increase in the property, plant and equipment value.

(g)     Consolidated Balance Sheets
The adjustments using U.S. GAAP would result in the following changes to the consolidated balance sheets of the Trust:

	June 30, 2005		December 31, 2004
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Assets
Current assets	$22,007	$22,007	$20,910	$20,910
Deposit on acquisitions	—	—	2,400	2,400
Property, plant and equipment (a) (f)	180,663	151,895	148,458	117,940
Goodwill (f)	58,687	39,097	49,270	29,991
Deferred financing charges	1,289	1,289	90	90

	$262,646	$214,288	$221,128	$171,331

Liabilities
Current liabilities	$64,926	$64,926	$63,264	$63,264
Asset retirement obligations	20,988	20,988	14,836	14,836
Notes payable	4,425	4,425	—	—
Future income tax liability (a) (b) (f)	31,271	20,415	22,128	10,614
Capital lease	2,144	2,144	2,580	2,580

	123,754	112,898	102,808	91,294

Mezzanine equity (e)	—	778,914	—	529,764
Non-controlling interest (e) (f)	17,679	—	3,349	—

Unitholders’ equity
Unitholders’ capital (e) (f)	159,312	—	132,207	—
Warrants	1,215	1,215	—	—
Contributed surplus	218	218	78	78
Accumulated earnings (deficit)	34,316	(605,109)	27,498	(404,993)
Accumulated distributions	(73,848)	(73,848)	(44,812)	(44,812)

	121,213	(677,524)	114,971	(449,727)

	$262,646	$214,288	$221,128	$171,331

(h)     Consolidated Statements of Earnings
The adjustments using U.S. GAAP would result in the following changes to the consolidated statements of earnings of the Trust:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004

		(restated note e)		(restated note e)

Net earnings under Canadian GAAP	$2,567	$4,455	$6,818	$6,850
Adjustments:
Depletion expense (a)	646	545	1,751	1,035
Related income taxes	(243)	(205)	(659)	(389)
Unrealized loss on financial instruments (b)	—	479	—	958
Related income taxes	—	(195)	—	(390)
Non-controlling interest (f)	124	98	193	201

Net earnings under U.S. GAAP before change in redemption value of trust units	3,094	5,177	8,103	8,265
Change in redemption value of trust units	(129,057)	33,496	(208,219)	(77,342)

Net earnings (loss) under U.S. GAAP after change in redemption value of trust units	$(125,963)	$38,673	$(200,116)	$(69,077)

Weighted average units for U.S. GAAP (000’s)
— Basic	27,181	22,019	26,769	21,774
— Diluted	27,321	22,019	26,821	21,774
Net earnings per unit under U.S. GAAP — before changes in redemption value of trust units
— Basic	$0.11	$0.26	$0.30	$0.38
— Diluted	$0.11	$0.26	$0.30	$0.38
Net earnings (loss) per unit under U.S. GAAP
— Basic	$(4.63)	$1.93	$(7.48)	$(3.17)
— Diluted	$(4.61)	$1.93	$(7.46)	$(3.17)

(i)     Additional disclosure under U.S. GAAP

	June 30, 2005	December 31, 2004

Components of accounts receivable
Trade	$9,891	$8,095
Accruals	10,308	9,014
Allowance for doubtful accounts	(1,496)	(1,496)

	$18,703	$15,613

Components of prepaid expenses
Prepaid expenses	$87	$278
Funds on deposit	444	240

	$531	$518

Components of accounts payable
Accounts payable	$9,156	$3,928
Accrued liabilities	6,535	4,642

	$15,691	$8,570

(j)     Consolidated Statements of Cash Flows
Under Canadian GAAP, reporting entities are permitted to present a sub-total prior to changes in non-cash working capital items within operating activities. This information is perceived to be useful information for various users of the financial statements and is commonly presented by Canadian public companies. Under U.S. GAAP, this sub-total is not permitted to be shown and would be removed in the consolidated statements of cash flows for all periods presented.